Exhibit 99.1

Kingsway Reports Second Quarter Results

TORONTO, Aug. 12, 2011 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced its financial results for the second quarter and six months ended June 30, 2011. All amounts are in U.S. dollars unless indicated otherwise.

The Company reported a second quarter net loss of $4.9 million ($23.3 million year to date) or loss of $0.09 ($0.45 year to date) per share diluted. The book value has decreased from $2.78 per share at December 31, 2010 to $2.40 per share at June 30, 2011.  The Company also carries a valuation allowance, in the amount of $4.70 per share at June 30, 2011, against the deferred tax asset primarily related to its loss carryforwards.

The following are the highlights of the second quarter of 2011:

Major event

•
In April 2011, the Company entered into a definitive agreement to purchase a minority stake in a newly formed holding company that, subject to regulatory approval, will own a majority of Walshire Assurance Company ("Walshire"), the sole shareholder of Lincoln General Insurance Company. In addition, the Company and the Pennsylvania Insurance Department ("DOI") have been in settlement discussions to resolve the litigation in conjunction with the proposed Walshire transaction, whereby, upon approval and subsequent closing of this transaction, the appeal filed by DOI would be withdrawn and the litigation involving Kingsway, DOI and the charities would be discontinued.

Operational results

•	Net loss of $9.0 million was recorded in the Underwriting segment for the second quarter ($17.4 million year to date).
•	Net loss of $0.3 million was recorded in the Agency and Non-underwriting segment for the second quarter (net income of $0.7 million year to date).
•	Net income of $4.4 million was recorded in the Corporate and Other segment for the second quarter (net loss of $5.3 million year to date).
•	Included in the Corporate and Other segment net income for the second quarter (net loss year to date) above is an unrealized gain on fair value of debt of $11.2 million ($8.6 million year to date).
•	The Company recognized no loss on disposal of discontinued operations for the second quarter (after-tax loss of $1.3 million year to date).

Dividend

The Board of Directors has decided that a quarterly dividend will not be declared for the second quarter of 2011.

NYSE Share Price Rule

On August 2, 2011, the Company received notification from the New York Stock Exchange ("NYSE") of the Company's non-compliance with a NYSE listing criterion requiring an average closing price of a security not be lower than $1.00 per share over a consecutive 30 trading-day period.  Kingsway has notified the NYSE of its intention to address this non-compliance.  The Company's common stock continues to be listed on the NYSE and trades as usual; however, the consolidated tape now includes a ".BC" indicator, which will be removed at such time as the Company is deemed compliant with the NYSE's continued listing standards.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Statement of Operations

(In thousands of U.S. dollars, except per share amounts)

(unaudited)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gross premiums written	$31,986	$50,207	$74,401	$115,011
Net premiums written	$29,590	$47,630	$69,783	$110,010
Revenue:
Net premiums earned	$42,575	$57,020	$88,211	$118,101
Commission income	5,904	1,854	12,317	4,298
Investment income	1,152	2,654	2,229	5,407
Net realized gain	17	171	18	472
Unrealized gain (loss) on fair value of debt	11,237	(13,233)	8,632	(81,657)
Share of loss of associates	(668)	-	(668)	-
Miscellaneous (loss) income	(1,074)	9,082	(2,047)	6,614
	59,143	57,548	108,692	53,235
Expenses:
Claims incurred	$35,993	$43,743	$76,020	$96,950
Commissions and premium taxes	6,908	8,011	14,279	20,891
General and administrative expenses	19,416	21,285	36,567	42,089
Restructuring costs	-	1,208	-	4,898
Interest expense	1,833	3,680	3,736	8,655
Amortization of intangibles	183	1,861	768	3,371
	64,333	79,788	131,370	176,854
Loss before unusual item and income taxes	(5,190)	(22,240)	(22,678)	(123,619)
Gain (loss) on buy-back of debt	533	(304)	533	3,020
Loss from continuing operations before income taxes	(4,657)	(22,544)	(22,145)	(120,599)
Income tax expense (benefit)	267	(323)	(141)	(3,012)
Loss from continuing operations	$(4,924)	$(22,221)	$(22,004)	$(117,587)
Loss from discontinued operations, net of tax	-	(9,174)	-	(2,287)
(Loss) income on disposal of discontinued operations, net of taxes	-	(2,179)	(1,293)	6,093
Net Loss	$(4,924)	$(33,574)	$(23,297)	$(113,781)
Attributable to:
Shareholders of Kingsway	(2,735)	(47,712)	(20,574)	(116,703)
Non-controlling interests	(2,189)	14,138	(2,723)	2,922
Total	$(4,924)	$(33,574)	$(23,297)	$(113,781)
Loss per share - continuing operations
Basic:	$(0.09)	$(0.43)	$(0.42)	$(2.26)
Diluted:	$(0.09)	$(0.43)	$(0.42)	$(2.26)
Loss per share - net loss
Basic:	$(0.09)	$(0.64)	$(0.45)	$(2.19)
Diluted:	$(0.09)	$(0.64)	$(0.45)	$(2.19)
Weighted average shares outstanding (in 000's)
Basic:	52,346	52,062	52,219	52,062
Diluted:	52,346	52,062	52,219	52,062

Loss from Continuing Operations and Loss Per Share - Continuing Operations

In the second quarter of 2011, the Company reported a loss from continuing operations of $4.9 million ($22.0 million year to date), compared to a loss from continuing operations of $22.2 million in the second quarter of last year ($117.6 million prior year to date). Diluted loss per share was $0.09 for the quarter ($0.42 year to date), compared to diluted loss per share of $0.43 for the second quarter of 2010 ($2.26 prior year to date). As noted above, the current quarter's loss is primarily due to underwriting losses and corporate expenses offset by unrealized gain on fair value of debt and investment income.

Income (Loss) from Discontinued Operations

For the second quarter and year to date ended June 30, 2011, the Company reported no income from discontinued operations, compared to a loss of $9.2 million in the second quarter of 2010 ($2.3 million prior year to date).

As a result of the disposal of Jevco, the Company realized an after-tax loss of nil in the second quarter of 2011 ($1.9 million year to date) and an after-tax loss of $2.2 million in the second quarter of 2010 (after-tax gain of $6.1 million prior year to date).

As a result of the disposal of American Country and American Service, the Company realized an after-tax gain of nil in the second quarter of 2011 ($0.6 million year to date).

Net Loss and Loss Per Share - Net Loss

In the second quarter of 2011, the Company reported net loss of $4.9 million ($23.3 million year to date), compared to net loss of $33.6 million in the second quarter of last year ($113.8 million prior year to date). Diluted loss per share was $0.09 for the quarter ($0.45 year to date) compared to diluted loss per share of $0.64 for the second quarter of 2010 ($2.19 prior year to date).

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

(unaudited)	June 30, 2011	December 31, 2010	January 1, 2010
ASSETS
Cash and cash equivalents	$101,705	$140,567	$65,562
Investment in securities	142,887	146,684	506,080
Investment in associate	48,356	49,079	-
Accrued investment income	1,909	1,957	3,942
Financed premiums	6,688	13,572	15,237
Accounts receivable	46,205	46,394	85,765
Funds held in escrow	-	22,259	-
Due from reinsurers and other insurers	231	7,651	4,938
Deferred policy acquisition costs	10,389	13,952	29,088
Income taxes recoverable	13,166	17,991	16,138
Deferred income taxes	174	503	9,481
Property and equipment	12,321	12,469	30,308
Goodwill and intangible assets	43,384	43,959	37,573
Other assets	1,659	2,544	4,786
Assets held for sale	-	-	1,145,481
TOTAL ASSETS	$429,074	$519,581	$1,954,379

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Loans payable	$2,418	$-	$-
Accounts payable and accrued expenses	38,333	42,385	60,910
Unearned premiums	48,451	66,879	120,657
Unpaid claims	143,096	174,708	368,501
LROC preferred units	12,579	13,076	22,388
Senior unsecured debentures	27,916	37,177	103,512
Subordinated indebtedness	30,519	40,480	23,966
Liabilities held for sale	-	-	907,416
TOTAL LIABILITIES	$303,312	$374,705	$1,607,350
SHAREHOLDERS' EQUITY
Share capital	$296,489	$296,139	$295,291
Issued and outstanding number of common shares
52,345,828 - June 30, 2011
52,095,828 - December 31, 2010
51,595,828 - January 1, 2010
Contributed surplus	15,693	15,894	20,549
Retained deficit	(213,241)	(192,667)	(19,520)
Accumulated other comprehensive income	28,796	25,016	32,468
Shareholders' equity attributable to shareholders of Kingsway	127,737	144,382	328,788
Non-controlling interests	(1,975)	494	18,241
TOTAL SHAREHOLDERS' EQUITY	125,762	144,876	347,029
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$429,074	$519,581	$1,954,379

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties.  Such forward looking statements relate to future events or future performance, but reflect Kingsway management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com.  Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This news release contains certain non-IFRS financial measures. Please refer to the section entitled "Non-IFRS Financial Measures" in the Company's second quarter 2011 Management's Discussion and Analysis.

Additional Information

Additional information about Kingsway, including a copy of its Quarterly Report for the quarter ended June 30, 2011, can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 16:30e 12-AUG-11